FORESIDE

Three Canal Plaza		December 28, 2012
Suite 100
Portland, ME
04101		FILED VIA EDGAR

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
tel 866.251.6920		100 F Street, N.E.
fax 207.553.7151		Washington, DC 20549

Re: Broadmark Funds (the "Trust") – Broadmark Tactical Plus Fund
File Nos.: 333-185002 and 811-22769
www,foreside.com		REQUEST FOR ACCELERATION

Dear Mr. Minore:

Foreside Fund Services, LLC, principal underwriter to the Trust, hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement of the Trust on Form N-1A (the "Pre-Effective Amendment"), referenced above, be accelerated so that the Pre-Effective Amendment may become effective on December 31, 2012 or as soon as practicable thereafter.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Jennifer Hoopes at (207) 553-7138.

Very truly yours,

FORESIDE FUND SERVICES, LLC

	By:	/s/ Mark Fairbanks
Mark Fairbanks
President